March 10, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Acceleration Request – Form S-3
File No. 333-202202
Registrant: Allstate Life Insurance Company
Principal Underwriter: Allstate Distributors, LLC

Members of the Commission:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, acceleration of the above-referenced registration statement is hereby requested to March 10, 2015.

The purpose of this filing is to update the three year registration statement. I represent that the disclosures included in the following Form S-3 registration statement do not make any material change to existing disclosures. As such, if this Form S-3 registration pertained to a registered investment company subject to rule 485 under the Securities Act of 1933, it would be eligible for filing under Rule 485(b).

Please direct any questions or comments to Jan Fischer-Wade at (402) 975-6368. Thank you.

Very truly yours,

ALLSTATE LIFE INSURANCE COMPANY
/s/ ANGELA K. FONTANA
Angela K. Fontana
Vice President, General Counsel and Secretary

ALLSTATE DISTRIBUTORS, LLC
/s/ ANGELA K. FONTANA
Angela K. Fontana
Assistant Secretary